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   Filed by Chevron Corporation Pursuant to Rule 425 under the Securities Act of
                             1933 and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                    Subject Company: Texaco Inc.
                                                        Commission File No. 1-27

                                                          Date: December 7, 2000

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

         Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the

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interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      * * *

[Letter to All Chevron Employees Dated December 7, 2000]
--------------------------------------------------------------------------------

Dear Fellow Employees:

I'd like to bring you up to date on the significant progress we continue to make with merger integration planning.

The Decision Review Board -- Dave O'Reilly, Peter Bijur, Pat Lynch and myself -- met this week in Houston.

At the meeting, we had our first look at high-level organization designs. Each of the eight integration teams presented proposals for organization design in its respective area. This is the first of a three-step process to complete the overall design of the new company. We plan to announce results of this process early next year.

We also looked at preliminary numbers combining the cost structures of Chevron, Texaco and Caltex. By creating a baseline for what the pre-merger companies' costs are today, we will be able to track merger synergies (or merger-related savings) later after the merger is completed.

We also began considering initial proposals for key human resources processes, including selection, relocation, outplacement and cultural integration. As decisions are made in these and other important areas affecting employees, we'll let you know.

As I've explained in previous letters, the combined recommendations from all the teams will help us create an organization designed to compete with the best performers in our industry.

Our merger email box for employee questions and comments has received 225 questions. Some of you have asked whether all questions and answers can be posted on go.chevron. Starting today, we are going to post the most frequently asked questions and answers that relate to large numbers of employees.



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I'd like to thank everyone involved in the merger integration planning effort, including those who are picking up the slack for people who have been pulled off their usual jobs to work on merger matters. I know that many of you are putting in long hours directly related to this effort (or because your colleagues are involved), and I really appreciate your dedication.

Ultimately, our success merging these companies will depend on the commitment and hard work of the many talented people at Chevron, Texaco and Caltex. We can't do it without you.

Thank you again for your comments and your support.



JOHN WATSON

                                      * * *

[Questions and Answers Made Available to Chevron Employees on December 7, 2000]
--------------------------------------------------------------------------------

Severance and Other People Issues

Q. Will there be a termination pay program for Chevron employees whose employment ends as a result of the merger? If so, will it be a voluntary program?

A.  We have no plans to offer early retirement packages.

Chevron will have a termination pay program for employees whose employment ends as a result of the merger. The precise terms of such a program and whether the benefit will exceed Chevron's standard severance pay benefit provided in recent years is still under consideration.


Q.  When will we know about job losses?

A. As we said in our initial announcement, we anticipate the combined work force of 57,000 will be reduced by approximately 7 percent. The transition team is reviewing these issues and will make detailed recommendations in the coming weeks.


Q. What will happen with Domestic Partners benefits? What will happen to benefits in general?

A. We do not anticipate any change to existing Domestic Partners benefits in the new company, assuming the merger is completed.

In general, we anticipate that the new company will most likely have a consolidated benefits program (assuming the merger is completed). Decisions about specific design for that consolidated benefits program have not been made. Please watch for updates on go.chevron.


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Q.  Will my current stock options still be in force and exercisable?

A.  Yes, according to the terms of the stock option program.


Q.  How will new Chevron employees be affected by the merger?

A. At this point in time, we don't know enough about how the companies might be integrated to predict the effect of the merger on individual employees. However, Chevron values its recent hires just as it values all Chevron employees.


Q. How will benefits be handled for Chevron employees who may have previously been employed by Texaco?

A. The issue of prior service with Texaco cannot be addressed without a careful consideration of Texaco's benefit plans and policies. That type of analysis has not yet taken place. We will provide information about this as soon as it becomes available.

Facilities, Plants, Business Units, Operations

Q. What will happen to my office, facility, plant, business unit, operations?

A. We simply don't have answers yet. As decisions are made affecting specific businesses, operations, geographic areas, organizations and people, announcements will be made as quickly as possible. Wherever possible, we plan to communicate first with the people directly involved. The process for making decisions about issues like the one you raise is well under way. Please see John Watson's letters on go.chevron for updates on where things stand. Future letters from John will be posted every other week, with announcements about significant decisions posted as they occur.


Q. How will my job be affected by the merger? Will it change as a result of the merger?

A. We simply don't have answers yet. Your particular job may or may not change, depending on decisions yet to be made about your part of the business. As decisions are made affecting specific businesses, operations, geographic areas, organizations and people, announcements will be made as quickly as possible. We apologize that we can't eliminate your sense of uncertainty at this point, but we hope to help in that regard as quickly as possible.


Q. Can we visit Texaco facilities before we start operating them? There are several opportunities to start saving money -- when can we get started?



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A. At this point, no assumptions should be made by anyone as to who will be operating any facilities after the companies are integrated. And, as we've said previously, it is critically important for legal reasons that we continue to operate as separate, competing companies. You should not contact anyone from Texaco unless you were in contact with them as part of your job prior to the merger announcement. We know there are opportunities to operate the combined organizations more efficiently, which is one of the main drivers for the merger.

As integration plans are developed for each part of the company, the process and timing for communication among the people involved from both organizations will be clear. This will be communicated as developments occur.

Merger

Q. Will Chevron take this opportunity to move from California to a lower-cost area?

A. ChevronTexaco will be headquartered in San Francisco. Thousands of employees have, over the past few years, moved to San Ramon, Calif., and to Houston, among other locations. While some organizations may include location changes as part of the integration process, we have no plans to move the company out of California.


Q. What did Chevron learn from the Gulf merger, and how are those lessons being applied?

A. We learned a great deal. We learned that being open and forthright with people involved in and affected by the process, as well as communicating frequently as decisions are made, is critical to success. We also learned that too much deliberation can be counterproductive and can slow things down unnecessarily. We have said with regard to the Chevron and Texaco merger that we expect our integration efforts to be efficient and relatively quick, and we expect to deliver on that commitment.

Beyond what we learned as a company is the reality that the financial community's expectations have changed greatly since the time of the Gulf merger. Many mergers followed that one, and Wall Street now expects synergies from the merger to be identified and captured very quickly. That calls for a very efficient integration process.


Q. How come you're calling this a merger? Isn't Chevron actually acquiring
Texaco?

A. This transaction is technically a merger; however, Chevron is paying a significant premium and will have majority control of the board. We are working very closely with Texaco and Caltex to jointly design and integrate a new organization to ensure that together we build the best organization we possibly can.


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Q. What's the process for completion of the merger? How long will it take? When will we know the timeline for getting started on integration at my level?

A. The merger requires approvals from stockholders of both companies, pooling accounting treatment for the merger and regulatory approvals of government agencies, such as the U.S. Federal Trade Commission. Similar mergers have taken between six and 12 months to complete.

The merger integration planning process is well under way, and details are being communicated regularly. Please see go.chevron for updates from John Watson, Chevron's integration team leader. As the timeline is developed, details will be announced.


U.S. Downstream

Q. What will happen with our U.S. refineries, service stations, Texaco joint ventures, assets?

A. Chevron and Texaco anticipate that the U.S. Federal Trade Commission (FTC) will require certain divestitures in the U.S. downstream in order to address market concentration issues, and the companies intend to cooperate with the FTC in this process.

The regulatory process related to the merger is now underway, and it would be premature and inappropriate to speculate on what the outcome might be.

As for the companies' brands: We have three strong, well recognized brands around the world -- and we intend to maintain them. We will integrate all three in an overall branding strategy in an effort to manage them more efficiently and derive further benefits from our global presence.

Company Strategies, Goals

Q. What happens to The Chevron Way, the "4+1" Strategies and other Chevron goals and objectives?

A. Our prime objective of being No. 1 in total stockholder return (TSR) is unchanged, and we will maintain our 4+1 Strategic Priorities of Operational Excellence, Cost Reduction, Capital Stewardship, Profitable Growth and Organizational Capability. This merger increases our ability to achieve these goals. We remain committed to The Chevron Way, and we expect all Chevron employees to remain focused on the same priorities they were working on before this transaction was announced. Details about how these fundamental aspects of working at Chevron will be communicated after the merger is approved and will be worked out as part of the integration process.

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Credit Cards

Q. What will happen with my Chevron or Texaco credit card? Will I be able to use it at stations we acquire? Will Chevron accept Texaco credit cards at our stations? Will we try to communicate directly with Texaco' credit card customers?

A. Plans for credit card operations will be determined as part of the merger integration process. As decisions are made, they'll be announced and posted on go.chevron.


Environment, Health and Safety Policies, Programs, Initiatives


Q. What will the merger's effect be on programs, initiatives and policies related to environment, health and safety?

A. Chevron remains committed to the same core values it had prior to the merger announcement, including those reflected in The Chevron Way and in Policy 530, Protecting People and The Environment. The merger does not change these commitments in any way.

Sponsorships, Contributions


Q.  What will happen to corporate sponsorships?

A. Chevron plans to honor its commitments, and Texaco has said it plans to do the same. Both companies have a long history of involvement in communities where they operate. The merger integration process will look the activities of both companies, and make recommendations for future involvement.

Stock Performance, Wall Street Assessment, Earnings

Q. What effect will the merger have on our stock price, future possible stock splits, Wall Street's assessment of our company's earnings prospects?

A. Generally, the financial community has reacted very positively to our merger announcement. Of course, we cannot predict the future. Our focus, however, is to deliver superior financial performance, and we would hope that our achievements in that area will continue to be recognized by investors and potential investors.

Company Name

Q.  What will the new company's name be?

A. The merger announcement explained that the new company will be called ChevronTexaco Corporation.


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Chemicals

Q. What happens to the new chemicals joint venture, Chevron Phillips Chemical Co.? What will the overall strategy be for petrochemicals?

A. The ongoing integration of the Chevron Phillips chemicals joint venture is progressing well. We continue to be very excited by the joint venture's prospects, and we believe that Chevron Phillips Chemical Co. will be able to deliver more than the committed synergies -- and do it faster. Petrochemicals will continue to be an important part of ChevronTexaco as a worldwide integrated energy and chemicals company. We do not expect any strategic changes in the petrochemical business as a result of this transaction.

Production Quality/Brand Attributes

Q. How will Chevron deal with the fact that the two companies have different product specifications and levels of quality? Will Chevron continue to uphold its standards of superior products?

A. Our announcement said that we would create a worldwide downstream business built around the well-recognized, international brands: Chevron, Texaco and Caltex. Each of these brands is committed to delivering high-quality products and services to their customers, and that commitment will continue following completion of the merger.

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